UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

BARNES GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-4801	06-0247840
(Commission File Number)	(I.R.S. Employer Identification No.)

123 Main Street, Bristol, Connecticut	6010
(Address of principal executive offices)	(Zip Code)

Jessica McCormack (860) 583-7070
Registrant's telephone number, including area code

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
A copy of Barnes Group Inc.’s Conflict Minerals Report for the year ended December 31, 2020 is filed as Exhibit 1.01 hereto and is publicly available at https://ir.barnesgroupinc.com/financials/sec-filings/default.aspx.

Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 Barnes Group Inc. Conflict Minerals Report for the year ended December 31, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
BARNES GROUP INC.
(Registrant)

By:	/s/ James C. Pelletier	May 28, 2021
	James C. Pelletier	(Date)
Senior Vice President, General
Counsel and Secretary